UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

913915104

(CUSIP Number)

December 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,097,724
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,097,724
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,097,724
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.8%
12.	Type of Reporting Person (See Instructions) OO, IA

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,354,483
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,354,483
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,483
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.7%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,874,313
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,874,313
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,313
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 480,170
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 480,170
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 480,170
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,097,724
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,097,724
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,097,724
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.8%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,475(1)
	6.	Shared Voting Power 3,097,724
	7.	Sole Dispositive Power 41,475(1)
	8.	Shared Dispositive Power 3,097,724
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,139,199
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.0%
12.	Type of Reporting Person (See Instructions) IN

(1)	This represents securities that are held directly by Christopher Shackleton, his spouse and trusts for the benefit of his descendants.

Item 1.

(a)	Name of Issuer:

Universal Technical Institute, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

16220 North Scottsdale Road, Suite 100

Scottsdale, AZ 85254

Item 2.

(a)	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton” and together with CCM, CC, CCP, CCP2 and Gray, the “Reporting Persons”).

(b)	Address of Principal Business office or, if None, Residence:

The address of the principal business and office of the Reporting Persons is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	Citizenship:

(i) CCM is a Delaware limited liability company

(ii) CC is a Delaware limited liability company

(ii) CCP is a Delaware limited partnership

(iii) CCP2 is a Delaware limited partnership

(iv) Gray is a United States citizen

(v) Shackelton is a United States citizen

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP No.:

913915104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 24,233,296 shares of Common Stock outstanding as of November 23, 2015, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on December 2, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP, CCP2 and a separate account managed by CCM (the “Separate Account”). CCP is the direct owner of 1,874,313 shares of Common Stock, CCP2 is the direct owner of 480,170 shares of Common Stock, and the Separate Account is the direct owner of 743,241 shares of Common Stock.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2016

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P. By: Coliseum Capital, LLC, its General Partner

By:	/s/ Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar, Attorney-in-fact
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		CHRISTOPHER SHACKELTON

By	/s/ Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar, Attorney-in-fact
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P. By: Coliseum Capital, LLC, General Partner		ADAM GRAY

By:	/s/ Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar, Attorney-in-fact
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

EXHIBITS

Exhibit	Description

1.	Joint Filing Agreement